UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

 Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Surrozen, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
86889P109
(CUSIP NUMBER)
Kevin Livingston
1370 Avenue of the Americas, 33rd Floor
New York, NY 10019
(212) 660-8060
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 24, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   [  ].
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,663,332
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,663,332
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,663,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Capman GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,663,332
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,663,332
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,663,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Consonance Life Sciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,029,667
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,029,667
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,029,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Mitchell Blutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,663,332
	8	SHARED VOTING POWER 2,029,667
	9	SOLE DISPOSITIVE POWER 4,663,332
	10	SHARED DISPOSITIVE POWER 2,029,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,692,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Benny Soffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,029,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,029,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,029,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 86889P109

1	NAME OF REPORTING PERSONS Kevin Livingston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,029,667
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,029,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,029,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Consonance Capital Management LP, a Delaware limited partnership (“Consonance Management”), Consonance Capital Opportunity Fund Management LP, a Delaware limited partnership (“Consonance Opportunity”), Consonance Capman GP LLC, a Delaware limited liability company (“Capman”), Consonance Life Sciences, LLC, a Cayman Islands limited liability company (“Consonance Life Sciences”), Dr. Mitchell Blutt, Dr. Benny Soffer, and Kevin Livingston (collectively, the “Reporting Persons”) on December 3, 2020, as amended by Amendment No. 1 filed on April 27, 2021, and as amended by Amendment No. 2 filed on August 18, 2021. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”) and warrants to purchase shares of Common Stock of Surrozen, Inc. (the “Issuer”) held by certain private investment funds, including Consonance Capital Master Account, LP (the “Master Account”) and Consonance Capital Opportunity Master Fund, LP (“Consonance Opportunity Master”) and a certain managed account (the “Managed Account”, and together with the Master Account and Consonance Opportunity Master, the “Consonance Investors”) for which Consonance Management serves as investment adviser.  As the general partner of Consonance Management, Capman may direct the vote and disposition of the securities of the Issuer held by the Consonance Investors.  As principal of Consonance Management, Dr. Blutt may direct the vote and disposition of the securities of the Issuer held by the Consonance Investors.  In addition, this Schedule 13D relates to Common Stock and warrants to purchase shares of Common Stock held by Consonance Life Sciences.  Consonance Life Sciences is governed by a board of managers consisting of Dr. Blutt, Dr. Soffer and Kevin Livingston. As such, Dr. Blutt, Dr. Soffer and Kevin Livingston may be deemed to have voting and investment discretion over the securities of the Issuer held by Consonance Life Sciences.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  The percentages of shares of Common Stock reported to be beneficially owned by the Reporting Persons are based on 35,027,407 shares of Common Stock outstanding as of August 30, 2021, as disclosed in the Issuer’s Form S-1 filed with the SEC on September 13, 2021.

Of the shares of Common Stock beneficially owned by the Reporting Persons reported herein, 1,165,832 of such shares of Common Stock are issuable upon the exercise of warrants to purchase shares of Common Stock held by the Consonance Investors and 144,667 of such shares of Common Stock are issuable upon the exercise of warrants to purchase shares of Common Stock held by Consonance Life Sciences.

Consonance Management is the investment adviser of the Consonance Investors, and pursuant to investment advisory agreements, Consonance Management exercises voting and investment power over the securities of the Issuer held by the Consonance Investors and thus may be deemed to beneficially own the securities of the Issuer held by the Consonance Investors.  Capman, as the general partner of Consonance Management, and Mitchell J. Blutt, as the manager and member of Capman, may be deemed to beneficially own the securities of the Issuer held by the Consonance Investors.

Consonance Life Sciences is governed by a board of managers consisting of Dr. Blutt, Benny Soffer and Kevin Livingston. As such, Dr. Blutt, Dr. Soffer and Kevin Livingston may be deemed to have voting and investment discretion over the securities held by Consonance Life Sciences and thus may be deemed to have shared beneficial ownership of such securities.

(c) Except as disclosed in this Schedule 13D, as amended, there have been no transactions in the shares of Common Stock by the Reporting Persons within the past 60 days.

(d) The disclosure in Item 2 and Item 4 is incorporated herein by reference.

(e) Not applicable.

Signatures
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 29, 2021

CONSONANCE CAPITAL MANAGEMENT LP

By: Consonance Capman GP LLC, its general partner

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Member

CONSONANCE LIFE SCIENCES, LLC

By: /s/ Kevin Livingston
Kevin Livingston
Manager

CONSONANCE CAPMAN GP, LLC

By: /s/ Mitchell Blutt
Mitchell Blutt
Manager and Manager

/s/ Mitchell Blutt
Mitchell Blutt

/s/ Benny Soffer
Benny Soffer

/s/ Kevin Livingston
Kevin Livingston